Exhibit 99.1

Kamada to Present at the Credit Suisse 31st Annual Healthcare Conference

REHOVOT, Israel, and Hoboken, NJ, – October 26, 2022 – Kamada Ltd. (NASDAQ & TASE: KMDA), a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, announced today that Amir London, Chief Executive Officer, will present a corporate overview at the Credit Suisse 31st Annual Healthcare Conference, which will take place November 8 - 10, 2022.

Mr. London is scheduled to present at 3:50 p.m. Eastern Time on November 8, 2022. In addition to the presentation, Mr. London will be available for virtual one-on-one investor meetings throughout the conference. Investors that are interested in arranging a meeting should contact their Credit Suisse representative.

A live webcast and audio archive of the event may be accessed through the investor relations section of Kamada’s website at https://www.kamada.com/events-presentations/. The replay will be available for 30 days.

About Kamada

Kamada Ltd. (the “Company”) is a vertically integrated global biopharmaceutical company, focused on specialty plasma-derived therapeutics, with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from our current commercial activities as well as our manufacturing and development expertise in the plasma-derived biopharmaceutical market. The Company’s commercial products portfolio includes its developed and FDA approved products GLASSIA® and KEDRAB® as well as its recently acquired FDA approved plasma-derived hyperimmune products CYTOGAM®, HEPAGAM B®, VARIZIG® and WINRHO®SDF. The Company has additional four plasma-derived products which are registered in markets outside the U.S. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has a diverse portfolio of development pipeline products including an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added eleven biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel through 2028. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com